Wedbush Securities Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities And Exchange Commission (Alternative Method) And Regulation 1.17 of The Commodity Futures Trading Commission
June 30, 2016

		Schedule 1
Net capital		
Total shareholder's equity	$	251,187,000
Add - allowance for doubtful receivables		5,418,000
Total allowable capital		256,605,000
Deduct		
Non-allowable assets included in the statement of financial condition		
Receivables from affiliates		7,309,000
Income tax receivable		72,000
Notes receivable		6,405,000
Deferred tax assets		17,422,000
Other non-allowable assets		25,377,000
Non-allowable assets		56,585,000
Additional charges for customers and non-customers		25,114,000
Aged failed to deliver items		352,000
Other deductions and/or charges		5,889,000
Net capital before haircuts on securities		168,665,000
Deduct		
Haircuts on securities		
Stocks and options		1,949,000
Bonds		8,775,000
Other securities		2,454,000
Net capital		**155,487,000**
Net capital requirement - greater of 2% of aggregate debit balances as defined, 8% of customer and noncustomer risk maintenance margin requirements as defined, $20,000,000 plus 5% of the amount of retail foreign exchange balances in excess of $10,000,000, or $1,000,000		52,155,000
Excess net capital	$	**103,332,000**
Percentage of net capital to aggregate debit items		18.47%

Note: A reconciliation between the above computation and the Company's corresponding amended unaudited Form X-17A-5, Part II, as of June 30, 2016, filed on September 7, 2016, is not required as no material differences exist.